Exhibit 99.2

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three-month and nine-month periods ended November 30, 2013 and 2012

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

Financial Statements

Consolidated Interim Statements of Financial Position	1

Consolidated Interim Statements of Earnings and Comprehensive Loss	2

Consolidated Interim Statements of Changes in Equity	3

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6

Notice:

These consolidated interim financial statements have not been reviewed by the Corporation’s auditors.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at November 30, 2013 and February 28, 2013

	November 30,	February 28,
	2013	2013

Assets

Current assets:
Cash	$7,619,600	$14,902,459
Short-term investments	766,698	13,720,719
Trade and other receivables	10,378,224	9,590,945
Tax credits receivable	1,246,207	442,221
Prepaid expenses	864,017	139,656
Inventories (note 4)	13,000,674	11,709,613
	33,875,420	50,505,613

Property, plant and equipment	27,961,020	15,476,660
Intangible assets	1,896,792	1,510,528
Total assets	$63,733,232	$67,492,801

Liabilities and Equity

Current liabilities:
Trade and other payables	11,813,283	7,985,215
Advance payments (note 9)	864,353	849,659
Loans and borrowings (note 11)	–	5,060
	12,677,636	8,839,934

Deferred lease inducements (note 10)	524,309	48,854
Loans and borrowings (note 11)	1,993,152	1,865,981
Total liabilities	15,195,097	10,754,769

Equity:
Share capital (note 6)	86,482,004	83,561,499
Contributed surplus	17,659,018	17,736,472
Deficit	(62,290,183)	(45,457,773)
Total equity attributable to equity holders of the Corporation	41,850,839	55,840,198

Non-controlling interest (note 7)	(944,108)	(3,396,506)
Subsidiary warrants and options (note 6)	7,631,404	4,294,340
Total equity attributable to non-controlling interest	6,687,296	897,834

Total equity	48,538,135	56,738,032

Commitments and contingencies (note 14)
Subsequent events (note 16)
Total liabilities and equity	$63,733,232	$67,492,801

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2013	2012	2013	2012

Revenue from sales	$4,395,512	$7,027,123	$15,831,281	$21,272,817
Cost of sales	(3,861,994)	(3,686,883)	(14,045,367)	(11,270,631)
Gross profit	533,518	3,340,240	1,785,914	10,002,186

Other income – revenue from royalties	72,787	78,957	75,048	85,349
Other income – insurance recoveries (note 5)	260,825	–	5,960,825	–
Selling expenses	(569,049)	(965,780)	(1,614,290)	(2,155,790)
General and administrative expenses	(8,245,599)	(3,677,038)	(20,706,930)	(11,633,904)
Research and development expenses, net of
tax credits of $153,997 and $441,420
(2012 - $53,571 and $347,169)	(2,052,734)	(2,487,818)	(6,079,229)	(5,710,379)
Plant explosion (note 5)	–	(8,464,611)	–	(8,464,611)
	(10,000,252)	(12,176,050)	(20,578,662)	(17,877,149)

Finance income	20,247	388,936	93,020	112,322
Finance costs	(557,292)	(42,176)	(630,947)	(388,255)
Foreign exchange gain	94,136	392,469	206,605	337,651
Net finance (costs) income	(442,909)	739,229	(331,322)	61,718

Loss before income taxes	(10,443,161)	(11,436,821)	(20,909,984)	(17,815,431)

Income taxes – deferred tax (note 5)	–	(1,000,000)	–	(1,000,000)

Net loss and comprehensive
loss for the period	$(10,443,161)	$(12,436,821)	$(20,909,984)	$(18,815,431)

Net loss and comprehensive
loss attributable to:
Owners of the Corporation	$(8,796,638)	$(11,667,958)	$(16,832,410)	$(16,546,383)
Non-controlling interest	(1,646,523)	(768,863)	(4,077,574)	(2,269,048)

Net loss and comprehensive loss
for the period	$(10,443,161)	$(12,436,821)	$(20,909,984)	$(18,815,431)

Basic and diluted loss per share	$(0.14)	$(0.21)	$(0.28)	$(0.32)

Basic and diluted weighted average
number of common shares	61,123,213	56,670,102	60,606,418	52,107,752

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Nine-month periods ended November 30, 2013 and 2012

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary		Non-
	Share capital			Contributed			warrants		controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options		interest	Total	equity

Balance, February 28, 2013	60,079,730	$83,561,499	$–	$17,736,472 *	$(45,457,773)	$55,840,198 *	$4,294,340	*	$(3,396,506)	$897,834 *	$56,738,032

Net loss and comprehensive loss
for the period	–	–	–	–	(16,832,410)	(16,832,410)	–		(4,077,574)	(4,077,574)	(20,909,984)
	60,079,730	83,561,499	–	17,736,472	(62,290,183)	39,007,788	4,294,340		(7,474,080)	(3,179,740)	35,828,048

Transactions with owners,
recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions
(note 8)	–	–	–	5,540,302	–	5,540,302	3,337,064		–	3,337,064	8,877,366
Share-based payment transactions
with a consultant (note 8 (k))	195,257	649,740	–	382,352	–	1,032,092	–		–	–	1,032,092
Share options and RSUs exercised
(note 8)	929,750	2,270,765	–	(821,390)	–	1,449,375	–		–	–	1,449,375
Total contributions by and
distribution to owners	1,125,007	2,920,505	–	5,101,264	–	8,021,769	3,337,064		–	3,337,064	11,358,833

Change in ownership interests in subsidiaries that
do not result in a loss of control
Exercise of Acasti warrants and
options by third parties (note 7 (a))	–	–	–	585,603	–	585,603	–		794,349	794,349	1,379,952
Exercise of NeuroBioPharm warrants and
options by third parties (note 7 (b))	–	–	–	836	–	836	–		(534)	(534)	302
Exercice of Acasti series 4 warrants owned
by Neptune (note 7(a))	–	–	–	10,237	–	10,237	–		(10,237)	(10,237)	–
Subsidiary shares issued for
royalties prepayment (note 7 (a))	–	–	–	(5,775,394)	–	(5,775,394)	–		5,746,394	5,746,394	(29,000)
Total changes in ownership interest in subsidiaries	–	–	–	(5,178,718)	–	(5,178,718)	–		6,529,972	6,529,972	1,351,254

Total transactions with owners	1,125,007	2,920,505	–	(77,454)	–	2,843,051	3,337,064		6,529,972	9,867,036	12,710,087

Balance at November 30, 2013	61,204,737	$86,482,004	$–	$17,659,018	$(62,290,183)	$41,850,839	$7,631,404		$(944,108)	$6,687,296	$48,538,135

*An amount of $406,677 has been recorded in the comparative opening balances as a reduction of Contributed surplus and increase of Subsidiary warrants and options, reflecting an immaterial correction.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Nine-month periods ended November 30, 2013 and 2012 (continued)

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance, February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

Net loss and comprehensive loss
for the period	–	–	–	–	(16,546,383)	(16,546,383)	–	(2,269,048)	(2,269,048)	(18,815,431)
	49,688,843	45,841,986	743,195	13,156,913	(48,519,694)	11,222,400	1,676,653	909,518	2,586,171	13,808,571

Transactions with owners,
recorded directly in equity
Contributions by and distribution to owners
Public offering	8,307,762	30,112,596	–	–	–	30,112,596	–	–	–	30,112,596
Warrants exercised	1,424,043	5,397,749	(743,195)	–	–	4,654,554	–	–	–	4,654,554
Share-based payment transactions	–	–	–	4,539,699	–	4,539,699	1,838,209	–	1,838,209	6,377,908
Share options exercised	644,082	2,285,341	–	(755,348)	–	1,529,993	–	–	–	1,529,993
Warrants expired	–	–	–	27,122	–	27,122	–	–	–	27,122
Distribution of subsidiary shares by a way of
dividend-in-kind	–	–	–	184,907	3,305,227	3,490,134	–	(3,509,465)	(3,509,465)	(19,331)
Total contributions by and distribution to owners	10,375,887	37,795,686	(743,195)	3,996,380	3,305,227	44,354,098	1,838,209	(3,509,465)	(1,671,256)	42,682,842

Change in ownership interests in subsidiaries that
do not result in a loss of control
Exercise of subsidiaries warrants and options
by third parties	–	–	–	19,432	–	19,432	–	31,584	31,584	51,016
Acquisition of subsidiary shares on the market	–	–	–	(81,206)	–	(81,206)	–	(7,003)	(7,003)	(88,209)
Total changes in ownership interest in subsidiaries	–	–	–	(61,774)	–	(61,774)	–	24,581	24,581	(37,193)

Total transactions with owners	10,375,887	37,795,686	(743,195)	3,934,606	3,305,227	44,292,324	1,838,209	(3,484,884)	(1,646,675)	42,645,649

Balance at November 30, 2012	60,064,730	$83,637,672	$–	$17,091,519	$(45,214,467)	$55,514,724	$3,514,862	$(2,575,366)	$939,496	$56,454,220

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended November 30, 2013 and 2012

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2013	2012	2013	2012

Cash flows from operating activities:
Net loss for the period	$(10,443,161)	$(12,436,821)	$(20,909,984)	$(18,815,431)
Adjustments:
Depreciation of property, plant and equipment	71,901	147,358	204,437	503,512
Amortization of intangible assets	8,869	9,465	25,619	28,395
Impairment loss related to property, plant and
equipment	449,409	–	449,409	–
Impairment loss related to property, plant and
equipment destroyed	–	5,224,698	–	5,224,698
Impairment loss related to inventories destroyed	–	2,262,667	–	2,262,667
Stock-based compensation	3,818,551	1,689,211	9,909,458	6,377,908
Amortization of deferred lease inducements	(14,839)	–	(35,474)	–
Net finance costs (income)	442,909	(739,229)	331,322	(61,718)
Realized foreign exchange gain	101,989	152,060	171,922	157,201
Unrealized foreign exchange loss (gain)
on advance payments	20,336	21,285	39,889	(10,643)
Deferred income tax	–	1,000,000	–	1,000,000
Investment tax credits recoverable	–	1,200,000	–	1,200,000
	(5,544,036)	(1,469,306)	(9,813,402)	(2,133,411)
Changes in non-cash operating working capital items:
Trade and other receivables	(1,167,553)	(2,339,252)	(3,351,377)	(3,443,982)
Tax credits receivable	(153,997)	300,810	(441,420)	37,180
Prepaid expenses	20,884	(81,106)	(724,361)	129,876
Inventories	250,677	(2,892,500)	(1,291,061)	(4,411,591)
Trade and other payables	(1,479,813)	1,291,382	(157,413)	2,938,605
Advance payments	(19,698)	(64,933)	(25,195)	19,556
Deferred lease inducements	–	–	510,929	–
	(2,549,500)	(3,785,599)	(5,479,898)	(4,730,356)
	(8,093,536)	(5,254,905)	(15,293,300)	(6,863,767)
Cash flows from investing activities:
Interest received	62,401	8,193	209,278	28,821
Acquisition of property, plant and equipment	(4,273,144)	(5,159,297)	(7,535,523)	(11,385,580)
Acquisition of intangible assets	66,843	(55,025)	(247,924)	(248,174)
Maturity of short-term investments	9,200,000	250,000	18,125,096	5,856,790
Acquisition of short-term investments	–	–	(5,287,333)	–
	5,056,100	(4,956,129)	5,263,594	(5,748,143)
Cash flows from financing activities:
Repayment of loans and borrowings	–	(784,090)	(7,518)	(2,291,500)
Increase in loans and borrowings	–	–	–	3,037,393
Proceeds from exercise of subsidiary warrants and options	933,988	5,941	1,380,254	51,016
Net proceeds from public offering	–	30,112,596	–	30,112,596
Proceeds from exercise of warrants	–	3,299,717	–	3,840,931
Acquisition of subsidiary shares on the market	–	(59,350)	–	(88,209)
Non-resident taxes paid on dividend	–	(19,331)	–	(19,331)
Proceeds from exercise of options	215,000	1,029,243	1,449,375	1,529,993
Subsidiary share issue costs	–	–	(29,000)	–
Interest paid	(7,292)	(40,372)	(80,947)	(115,785)
	1,141,696	33,544,354	2,712,164	36,057,104
Foreign exchange (loss) gain on cash held in foreign currencies	(7,853)	240,409	34,683	180,450
Net (decrease) increase in cash	(1,903,593)	23,573,729	(7,282,859)	23,625,644
Cash, beginning of period	9,523,193	3,817,180	14,902,459	3,765,265
Cash, end of period	$7,619,600	$27,390,909	$7,619,600	$27,390,909

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included
in accounts payable and accrued liabilities	$2,520,718	$1,866,968	$4,196,469	$5,912,131
Intangible assets included in accounts
payable and accrued liabilities	143,283	–	181,442	3,586
Ascribed value to share capital on exercise
of private placement warrants	–	721,119	–	813,623
Grant receivable applied against property, plant
and equipment	19,701	–	25,199	–
Derecognition of grant receivable applied against
property, plant and equipment	–	–	2,589,297	–
Tax credit receivable applied against property,
plant and equipment	–	–	362,566	–
Interest capitalized	44,181	–	129,629	–
Finance costs included in accounts payable and
accrued liabilities	550,000	–	550,000	–

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

1.     Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The condensed consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"). The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKOTM), generally come in capsule form and serve as a dietary supplement to consumers.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance its research and development activities and its clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.     Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as described in note 3. These condensed consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2013.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Equity warrants and stock options which are measured at fair value of date of grant pursuant to IFRS 2, Share-based payment;

•	Liabilities for warrants which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

2.     Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;

•	Assessing the recognition of contingent liabilities, which requires judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;

•	Reasonable assurance of grant recognition and compliance with conditions of grant agreements;

•	Measurement of derivative financial liabilities and stock-based compensation; and

•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore could be different from the amounts recorded.

3.     Significant accounting policies:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2013, except as described below:

On March 1, 2013, the Corporation adopted the following new accounting standards issued by the IASB:

(a)
IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess;

(b)
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 requires additional information to be presented in quarterly financial statements, as presented in note 12.

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s condensed consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

4.     Inventories:

	November 30, 2013	February 28, 2013

Raw materials	$10,872,735	$7,492,442
Work in progress	424,952	183,495
Finished goods	1,529,376	3,860,065
Spare parts	173,611	173,611
	$13,000,674	$11,709,613

For the three-month period ended November 30, 2013, the cost of sales of $3,861,994 ($3,686,883 for the three-month period ended November 30, 2012) comprised inventory costs of $3,833,344 ($3,618,931 for the three-month period ended November 30, 2012) which consisted of raw materials, consumables and changes in work in progress and finished goods and other costs of $28,650 ($67,952 for the three-month period ended November 30, 2012).

For the nine-month period ended November 30, 2013, the cost of sales of $14,045,367 ($11,270,631 for the nine-month period ended November 30, 2012) comprised inventory costs of $13,740,195 ($11,073,799 for the nine-month period ended November 30, 2012) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $188,656 ($16,318 for the nine-month period ended November 30, 2012) and other costs of $116,516 ($180,514 for the nine-month period ended November 30, 2012).

5.     Insurance recoveries and plant explosion:

On November 8, 2012, an explosion and fire destroyed the Corporation’s production plant. The incident completely destroyed the Corporation’s current production plant that was in operation in Sherbrooke, but damages at the expansion facility currently under construction adjacent to the plant appear to be limited. The Corporation’s inventory of krill oil products was stored at the production plant and was destroyed as well.

During the three-month and nine-month periods ended November 30, 2013, the Corporation received insurance recoveries related to the plant explosion that occurred on November 8, 2012 for amounts of $260,825 and $5,960,825, respectively ($6,000,000 for the year ended February 28, 2013), recorded as other income. These recoveries represent part of the total compensation that management expects to receive once the Corporation completes and settles its claims with its insurers.

The estimated impairment losses and costs related to the plant explosion for the three-month period ended November 30, 2012 are detailed as follows:

November 30, 2012

Impairment loss related to inventories destroyed	$2,262,667
Impairment loss related to property, plant and equipment destroyed	5,224,698
Site restoration costs	676,933
Contribution to victims’ fund	224,209
Other costs	76,104
$8,464,611

The impairment loss related to property, plant and equipment destroyed is comprised of $3,137,074 for the building and building components, $1,930,577 for the laboratory and plant equipment, and $157,047 for the furniture and office equipment and computer equipment and software.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

5.     Insurance recoveries and plant explosion (continued):

In addition, as a result of the plant explosion, the Corporation reassessed the recoverability of the deferred tax asset and the long-term investment tax credit recoverable recorded in the nutraceutical segment. The Corporation determined that the criteria for recognition of these assets were no longer met and derecognized the deferred tax asset in the amount of $1,000,000 and the long-term investment tax credit recoverable in the amount of $1,200,000 at November 30, 2012. The realization of these assets will depend on the successful implementation of the Corporation’s action plan to resume operations and the ability of the Corporation to generate future taxable income in this segment.

6.     Capital and other components of equity:

(a)      Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)      Subsidiary warrants and options:

	November 30,		February 28,
	2013		2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 4 warrants (note 8 (d))	–	$–	5,314,850	$370,735
Options outstanding under stock-based
compensation plan (note 8 (b))	4,864,750	3,695,763	5,216,250	2,915,611
Call-options (note 8 (l))	3,153,750	453,923	–	–
Call-options (note 8 (f))	4,010,000	1,742,467	2,175,000	404,783
Restrictive share units (note 8 (i))	1,035,000	1,098,679	–	–
Private placement warrants
Series 6	375,000	306,288	375,000	306,288
Series 7	375,000	100,400	375,000	100,400
	13,813,500	7,397,520	13,456,100	4,097,817

NeuroBioPharm Inc.
Series 2011-1 warrants	3,997,725	–	3,998,128	–
Series 2011-2 warrants (note 8 (e))	1,548,250	18,264	1,550,000	14,295
Series 2011-3 warrants (note 8 (e))	5,895,668	166,798	6,183,176	166,630
Options outstanding under stock-based
compensation plan (note 8 (c))	475,000	14,776	461,250	13,704
Call-options (note 8 (g))	4,025,000	5,130	2,250,000	1,894
Share bonus awards (note 8 (j))	782,000	28,916	–	–
	16,723,643	233,884	14,442,554	196,523

	30,537,143	$7,631,404	27,898,654	$4,294,340

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

6.     Capital and other components of equity (continued):

(b)   Subsidiary warrants and options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 4 allowed the holder to purchase one Class A share of Acasti for $0.25 per share until October 8, 2013(1).

Series 6 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share of Acasti for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

(1) A total of 5,432,350 warrants have been exercised (3,173,750 by Neptune) during the period ended November 30, 2013 for consideration in Acasti of $564,651 in cash and $793,437 applied against the payable to parent corporation, for a total proceeds in Acasti of $1,358,088 and additional consideration in Neptune of $407,775.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 2011-1 allows the holder to purchase one Class A share for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing of the Corporation’s shares on a recognized stock exchange; or (ii) on April 12, 2014 (1).

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 12, 2016.

(1) 403 warrants have been exercised during the period ended November 30, 2013 for consideration in NeuroBioPharm of $161 and additional consideration in Neptune of $141.

7.      Non-controlling interest:

(a)   Acasti:

During the nine-month period ended November 30, 2013, the Corporation’s participation in Acasti changed as follows:

During the nine-month period ended November 30, 2013, various holders of Acasti warrants and options, excluding Neptune, exercised their right to purchase Class A shares, resulting in the issuance of 2,555,100 shares by Acasti and cash proceeds in Acasti of $972,177 and additional consideration in Neptune of $407,775, for a total of $1,379,952. The impact of these warrants and options exercised on the non-controlling interest amounts to $794,349.

During the nine-month period ended November 30, 2013, Neptune exercised his right to purchase Class A shares, resulting in the issuance of 3,173,750 shares by Acasti and $793,437 applied against the payable to the parent corporation in Acasti. The impact of these warrants exercised on the non-controlling interest amounts to $(10,237).

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with a subsidiary, Acasti, pursuant to which the subsidiary exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment and royalties accrued, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounted to $15,525,000, which have been settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to the Corporation at the signature of the prepayment agreement.

The prepayment and the issuance of the shares to the Corporation were approved by the TSX Venture Exchange and of the disinterested shareholders of the subsidiary at the annual meeting of shareholders of the subsidiary held on June 27, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

7.     Non-controlling interest (continued):

(a)    Acasti (continued):

As a result, on July 12, 2013, Acasti issued to the Corporation 6,750,000 Class A shares, at a price of $2.30 per share, increasing the ownership interest of Neptune in Acasti by 3% and increasing the non-controlling interest of $5,746,394. Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The difference between the consideration received and the non-controlling interest was recognized in contributed surplus. The subsidiary incurred share issue costs of $29,000.

The distribution of the shareholdings of issued and outstanding Acasti’s capital stock between the Corporation and other shareholders as at November 30, 2013 and February 28, 2013 is detailed as follows:

		November 30, 2013

		Other
	Corporation	shareholders	Total

Class A shares	51,349,683	34,236,705	85,586,388

Votes and participation	60%	40%	100%

		February 28, 2013

		Other
	Corporation	shareholders	Total

Class A shares	41,427,733	31,679,805	73,107,538

Votes and participation	57%	43%	100%

Class A shares are voting (one vote per share), participating and without par value.

(b)   NeuroBioPharm:

During the nine-month period ended November 30, 2013, the Corporation’s participation in NeuroBioPharm changed as follows:

During the nine-month period ended November 30, 2013, various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 403 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $161 and additional consideration in Neptune of $141 for a total of $302. The impact of these warrants exercised on the non-controlling interest amounts to $(534).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

7.     Non-controlling interest (continued):

(b)   NeuroBioPharm (continued):

The distribution of the shareholdings of issued and outstanding NeuroBioPharm’s capital stock between the Corporation and other shareholders as at November 30, 2013 and February 28, 2013 is detailed as follows:

		November 30, 2013

		Other
	Corporation	shareholders	Total

Class A shares	6,501,000	2,002,275	8,503,275
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,462,275	54,503,275

Votes	96%	4%	100%

Participation	76%	24%	100%

		February 28, 2013

		Other
	Corporation	shareholders	Total

Class A shares	6,501,000	2,001,872	8,502,872
Class B shares	2,475,000	25,000	2,500,000
Class G shares	17,325,000	175,000	17,500,000
Class H shares	25,740,000	260,000	26,000,000
	52,041,000	2,461,872	54,502,872

Votes	96%	4%	100%

Participation	76%	24%	100%

Class A shares, voting (one vote per share), participating, without par value and a discretionary dividend.

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares, subject to adjustment. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

7.     Non-controlling interest (continued):

(b)   NeuroBioPharm (continued):

Class G shares, non-voting, non-participating, without par value. Class G shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis. Class G shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

Class H shares, voting (one vote per share), non-participating, without par value. Class H shares are convertible, at the holder’s discretion or at the corporation’s discretion on occurrence of a private placement or the listing of the corporation’s shares, into Class A shares, on a one-for-one basis. Class H shares are redeemable at the holder’s discretion at a price equivalent to the amount paid for the shares, subject to adjustments.

8.     Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2013, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for directors, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2013 and 2012	$2.95	8,115,418	$2.46	3,768,000
Forfeited	3.15	(421,500)	3.45	(50,000)
Expired	2.28	(90,000)	–	–
Exercised	1.70	(854,750)	2.36	(644,082)
Granted	2.77	815,000	3.39	3,370,000
Outstanding at November 30, 2013 and 2012	$3.08	7,564,168	$2.95	6,443,918

Exercisable at November 30, 2013 and 2012	$3.11	5,043,742	$2.52	3,098,990

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Nine-month periods ended November 30,
	2013	2012

Share price	$2.59	$3.23
Dividend	–	–
Risk-free interest	0.61%	1.16%
Estimated life	2.57 years	2.52 years
Expected volatility	72.45%	65.53%

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2013 is $1.08 (2012 - $1.12). The weighted average fair value of the options granted to non-employees during the nine-month period ended November 30, 2013 is $1.11 (2012 - $1.39).

The weighted average share price at the date of exercise for options exercised during the nine-month period ended November 30, 2013 was $3.33 (2012 - $3.99). An amount of $572,390 was reclassified to share capital on exercise of these options.

For the three-month and nine-month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $1,120,617 and $3,576,135, respectively (2012 - $1,143,385 and $4,539,698).

(b)	Acasti Pharma stock-based compensation plan:

The subsidiary, Acasti, has established a stock-based compensation plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On June 27, 2013, the subsidiary’s shareholders approved the renewal of the Acasti stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the subsidiary’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the subsidiary’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.     Share-based payment (continued):

(b)	Acasti stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2013 and 2012	$1.55	5,216,250	$1.15	3,347,500
Granted	2.38	165,000	2.12	2,280,000
Exercised	1.37	(296,500)	0.68	(20,000)
Forfeited	1.97	(220,000)	1.84	(111,250)
Outstanding at November 30, 2013 and 2012	$1.57	4,864,750	$1.54	5,496,250

Exercisable at November 30, 2013 and 2012	$1.38	3,418,832	$1.08	2,068,666

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Nine-month periods ended November 30,
	2013	2012

Share price	$2.31	$2.12
Dividend	–	–
Risk-free interest	1.07%	1.32%
Estimated life	2.44 years	4.08 years
Expected volatility	76.64%	71.17%

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2013 is $1.04 (2012 - $1.13). No options were granted to non-employees during the nine-month periods ended November 30, 2013 and 2012.

The weighted average share price at the date of exercise for options exercised during the nine-month period ended November 30, 2013 was $3.77 (2012 - $2.10).

For the three-month and nine-month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $198,508 and $780,152, respectively (2012 - $504,756 and $1,641,048). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.     Share-based payment (continued):

(c)	NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for directors, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at March 1, 2013 and 2012	$0.50	461,250	$0.50	496,250
Granted	1.00	25,000	–	–
Forfeited	0.50	(11,250)	0.50	(17,500)
Outstanding at November 30, 2013 and 2012	$0.53	475,000	$0.50	478,750

Exercisable at November 30, 2013 and 2012	$0.50	450,000	$0.50	363,443

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period ended:

Nine-month period ended November 30, 2013

Share price	$0.10
Dividend	‒
Risk-free interest	1.30%
Estimated life	2.48 years
Expected volatility	70.98%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.     Share-based payment (continued):

(c)	NeuroBioPharm stock-based compensation plan (continued):

The weighted average fair value of the options granted to employees during the nine-month period ended November 30, 2013 is $0.00. No options were granted to employees during the nine-month period ended November 30, 2012. No options were granted to non-employees during the nine-month periods ended November 30, 2013 and 2012.

For the three-month and nine-month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $619 and $1,073, respectively (2012 - $702 and $3,126). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(d)	Incentive rights over Acasti warrants:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Outstanding at March 1, 2013 and 2012	$0.41	5,314,850	$0.33	5,715,500
Exercised	0.32	(2,161,100)	0.30	(121,900)
Award replaced (note 8 (l))	0.26	(3,153,750)	–	–
Outstanding at November 30, 2013 and 2012	$–	–	$0.33	5,593,600

Exercisable at November 30, 2013 and 2012	$–	–	$0.33	5,552,350

No rights were granted during the nine-month periods ended November 30, 2013 and 2012.

The weighted average share price at the date of exercise for rights exercised during the nine-month period ended November 30, 2013 was $2.46 (2012 - $2.11).

For the three-month and nine-month period ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of nil and $1,471, respectively (2012 - $25,676 and $150,883). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.     Share-based payment (continued):

(e)	Incentive rights over NeuroBioPharm warrants:

From time to time, the Corporation awards incentive rights to employees over Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Outstanding at March 1, 2013 and 2012	$0.51	$7,733,176	0.51	7,023,427
Granted	0.77	210,000	0.75	805,000
Forfeited	0.63	(499,258)	0.62	(17,250)
Outstanding at November 30, 2013 and 2012	$0.53	$7,443,918	0.53	7,811,177

Exercisable at November 30, 2013 and 2012	$0.51	$6,795,668	0.48	5,299,154

The fair value of rights over NeuroBioPharm warrants granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the periods ended:

	Nine-month periods ended November 30,
	2013	2012

Share price	$0.10	$0.10
Dividend	–	–
Risk-free interest	0.76%	1.21%
Estimated life	2.38 years	2.93 years
Expected volatility	80.47%	73.70%

The weighted average fair value of the rights granted to employees during the nine-month period ended November 30, 2013 is $0.01 (2012 -$0.01). The weighted average fair value of the rights granted to non-employees during the nine-month period ended November 30, 2013 is nil. No rights were granted to non-employees during the nine-month period ended November 30, 2012.

For the three-month and nine-month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $1,302 and $4,137, respectively (2012 - $14,692 and $43,153). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.     Share-based payment (continued):

(f)	Acasti call-options:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions which are met on November 30, 2013.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Outstanding at March 1, 2013 and 2012	$2.75	2,175,000	$-	-
Granted	3.00	1,975,000	-	-
Forfeited	2.84	(140,000)	-	-
Outstanding at November 30, 2013 and 2012	$2.87	4,010,000	$-	-

Exercisable at November 30, 2013 and 2012	$2.75	523,750	$-	-

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the period ended:

Nine-month period ended November 30, 2013

Share price	$2.89
Dividend	‒
Risk-free interest	1.26%
Estimated life	2.45 years
Expected volatility	71.07%

The weighted average fair value of the call-options granted to employees during the nine-month period ended November 30, 2013 is $1.22. The weighted average fair value of the call-options granted to non-employees during the nine-month period ended November 30, 2013 is $1.08.

For the three-month and nine-month period ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $368,323 and $1,337,684, respectively (2012 - nil). The amount for the nine-month period ended November 30, 2013 amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.      Share-based payment (continued):

(g)	NeuroBioPharm call-options:

On December 3, 2012, Neptune has granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. The call-options vest gradually over a period of two years. All are subject to the employees’ continued service and a portion of these options are subject to non-market performance conditions which are met on November 30, 2013.

The number and weighted average exercise price of call-options on NeuroBioPharm shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Outstanding at March 1, 2013 and 2012	$0.75	2,250,000	$-	-
Granted	1.00	1,925,000	-	-
Forfeited	0.83	(150,000)	-	-
Outstanding at November 30, 2013 and 2012	$0.87	4,025,000	$-	-

Exercisable at November 30, 2013 and 2012	$0.75	540,000	$-	-

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the period ended:

Nine-month period ended November 30, 2013

Share price	$0.10
Dividend	‒
Risk-free interest	1.26%
Estimated life	2.45 years
Expected volatility	426.97%

The weighted average fair value of the call-options granted to employees during the nine-month period ended November 30, 2013 is $0.10. The weighted average fair value of the call-options granted to non-employees during the nine-month period ended November 30, 2013 is $0.10.

For the three-month and nine-month period ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $846 and $3,236, respectively (2012 - nil). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.    Share-based payment (continued):

(h)	Equity incentive plan of Neptune:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation which was subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation. The plan was subsequently approved by the Toronto Stock Exchange and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 21, 2013, the Corporation granted to board members, executive officers, employees and consultants a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the quarter was $3.32 per unit.

Number of RSU

Outstanding at March 1, 2013	‒
Granted	1,191,000
Exercised	(75,000)
Forfeited	(25,000)
Outstanding at November 30, 2013	1,091,000

During the nine-month period ended November 30, 2013, 75,000 fully vested RSUs granted for past services have been exercised. The fair value of these RSUs of $3.32 per unit, totalling $249,000, has been reclassified from contributed surplus to share capital on exercise.

For the three-month and nine-month period ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $1,028,162 and $1,964,167, respectively (2012 - nil).

(i)	Equity incentive plan of Acasti:

In May 2013, the Board of Directors of Acasti approved an equity incentive plan for employees, directors and consultants of Acasti which was subject to the approval of the Toronto Stock Exchange the shareholders of Acasti. The plan was subsequently approved by the Toronto Stock Exchange and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, Acasti granted to board members, executive officers, employees and consultants a total of 1,060,000 Restrictive Share Units (‘’RSUs’’) under the Acasti equity incentive plan. Acasti RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Acasti. Performance objectives are based in part on the Acasti’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the quarter was $2.89 per unit.

No RSUs have been exercised as at November 30, 2013.

For the three-month and nine-month period ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $620,094 and $1,098,679, respectively (2012 - nil). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

8.     Share-based payment (continued):

(j)	Share bonus plan of NeuroBioPharm:

In May 2013, the Board of Directors of NeuroBioPharm approved an equity incentive plan for employees, directors and consultants of NeuroBioPharm which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm. The plan was subsequently approved by the Toronto Stock Exchange and the shareholder’s approval was obtained on June 27, 2013. The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors of NeuroBioPharm. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (‘’SBAs’’). NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance. The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the SBAs granted during the quarter was $0.10 per unit.

No SBAs have been exercised as at November 30, 2013.

For the three-month and nine-month periods ended November 30, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $16,012 and $28,916, respectively (2012 - nil). The amount for the nine-month period ended November 30, 2013 is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(k)	Share-based payment transactions with a consultant:

During the nine-month period ended November 30, 2013, the Corporation entered into a fee agreement with a consultant for its services expected to be rendered up to January 31, 2014. As agreed, a portion of the fair value of the services to be received by the Corporation will be settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the nine-month period ended November 30, 2013, an amount of $1,032,092, representing the fair value of the services received to date, is presented in the share-based payment expense ($382,352 for the three-month period ended November 30, 2013). During the nine-month period ended November 30, 2013, the Corporation issued 195,257 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $649,740 was reclassified from contributed surplus to share capital.

(l)	Acasti Call-options:

On October 1, 2013, Neptune issued to certain employees, officers and directors of the Group (the ‘’Employees’’), 3,153,750 options to purchase Acasti class A common shares that Neptune holds in Acasti (the ‘’Call-Options’’), each Call-Options allowing its holder to purchase one Acasti class A common share from Neptune at an exercise price between $0.25 and $0.50 per share prior to October 1, 2017. Previously, Neptune had granted rights over 3,153,750 Neptune owned series 4 Acasti warrants (the ‘’Warrants’’) to the same Employees, each Warrant allowing its holder to purchase one Acasti class A common share at an exercise price between $0.25 and $0.50 per share prior to October 8, 2013.

For accounting purpose, management identified the grant of Call-Options as a replacement award. As a result, the transaction is accounted for in accordance with the modification accounting guidance of IFRS 2, Share-based payment. The difference between the fair value of the Warrants and the Call-Options at the date of modification, in the amount of $81,716, is considered beneficial to the Employees as the maturity is effectively extended by four years and is expensed at the modification date since the Call-Options are fully vested on issuance. This amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

9.     Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at November 30, 2013, an amount of $864,353 is included in “advance payments” in the consolidated statements of financial position (February 28, 2013 - $824,464).

10.   Deferred lease inducements:

In addition to deferred lease inducements recorded as at February 28, 2013, during the nine-month period ended November 30, 2013, the Corporation reached an agreement with its landlord for additional lease incentives amounting to $510,929, of which $459,836 was received in cash and $51,093 remains receivable. The incentives received will be recognized as a reduction of rent expense prospectively on a straight line basis over the remaining term of the lease.

11.   Loans and borrowings:

During the period ended November 30, 2013, the operating line of credit was not renewed.

On October 11, 2013, Neptune received a loan offer of $12.5 million from Investissement Québec ("IQ"). The IQ secured loan bearing interest at a rate of 7.0% per annum includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. The loan will be disbursed overtime to Neptune on a project driven basis and is subject to compliance with certain covenants and warranties customary to such type of transaction. On December 2013, Neptune received a first disbursement of $6.8 million from IQ.

12.   Determination of fair values:

Financial assets and liabilities:

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of obligations under capital leases and of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using a rate that the Corporation can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

Derivatives over equity:

The fair value of the 2011 Private placement - US was determined by using valuation models incorporating the following estimates and assumptions at the following dates:

November 3, 2012

Valuation model	Black & Scholes
Dividend yield	–
Volatility	53.03%
Estimate life	0 year
Risk-free rate	0.19%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

12.   Determination of fair values (continued):

As the 2011 Private placement - US expired on November 3, 2012, the fair value was determined before expiration.

Included in finance costs is the change in fair value of these derivatives over equity:

November 30, 2012

2011 Private placement - US	$267,057

13.   Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Three-month period ended November 30, 2013:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$4,367,165	$28,347	$–	$–	$4,395,512
Revenue from internal sales,
internal research contracts
and royalties	763,134	–	–	(763,134)	–
Insurance recoveries	260,825	–	–	–	260,825
Depreciation and amortization	(79,405)	(670,995)	(81,325)	750,955	(80,770)
Stock-based compensation	(2,541,705)	(1,069,271)	(207,575)	–	(3,818,551)
Finance income	26,346	7,026	–	(13,125)	20,247
Finance costs	(5,714)	(551,578)	(13,125)	13,125	(557,292)
Reportable segment loss	(6,732,581)	(3,856,094)	(539,177)	684,691	(10,443,161)
Reportable segment assets	95,278,638	25,505,001	3,745,207	(60,795,614)	63,733,232
Reportable segment liabilities	13,109,676	4,975,651	20,304,264	(23,194,494)	15,195,097

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

13.   Operating segments (continued):

Three-month period ended November 30, 2012:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$6,602,803	$424,320	$–	$–	$7,027,123
Revenue from internal sales,
internal research contracts
and royalties	237,260	–	–	(237,260)	–
Depreciation and amortization	(154,613)	(166,496)	(81,325)	245,611	(156,823)
Stock-based compensation	(1,195,657)	(411,702)	(81,852)	–	(1,689,211)
Plant explosion	(8,464,611)	–	–	–	(8,464,611)
Finance income	389,878	12,183	–	(13,125)	388,936
Finance costs	(41,486)	(690)	(13,125)	13,125	(42,176)
Income taxes	(1,000,000)	–	–	–	(1,000,000)
Reportable segment loss	(10,632,763)	(1,611,111)	(438,558)	245,611	(12,436,821)
Reportable segment assets	83,009,295	13,097,123	4,342,580	(25,569,543)	74,879,455
Reportable segment liabilities	17,338,938	2,058,902	19,377,772	(20,350,377)	18,425,235

Nine-month period ended November 30, 2013:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$15,530,395	$300,886	$–	$–	$15,831,281
Revenue from internal sales,
internal research contracts
and royalties	1,142,585	–	–	(1,142,585)	–
Insurance recoveries	5,960,825	–	–	–	5,960,825
Depreciation and amortization	(225,870)	(1,339,284)	(243,975)	1,579,073	(230,056)
Stock-based compensation	(6,555,574)	(2,603,467)	(750,417)	–	(9,909,458)
Finance income	107,470	24,925	–	(39,375)	93,020
Finance costs	(77,843)	(553,104)	(39,375)	39,375	(630,947)
Reportable segment loss	(11,484,780)	(9,059,406)	(1,878,607)	1,512,809	(20,909,984)
Reportable segment assets	95,278,638	25,505,001	3,745,207	(60,795,614)	63,733,232
Reportable segment liabilities	13,109,676	4,975,651	20,304,264	(23,194,494)	15,195,097

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

13.  Operating segments (continued):

Nine-month period ended November 30, 2012:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$20,597,525	$675,292	$–	$–	$21,272,817
Revenue from internal sales, internal
research contracts and royalties	557,576	–	–	(557,576)	–
Depreciation and amortization	(525,737)	(499,028)	(243,975)	736,833	(531,907)
Stock-based compensation	(4,604,077)	(1,464,336)	(309,495)	–	(6,377,908)
Plant explosion	(8,464,611)	–	–	–	(8,464,611)
Finance income	116,025	35,320	352	(39,375)	112,322
Finance costs	(386,277)	(1,978)	(39,375)	39,375	(388,255)
Income taxes	(1,000,000)	–	–	–	(1,000,000)
Reportable segment loss	(13,151,579)	(4,939,557)	(1,461,128)	736,833	(18,815,431)
Reportable segment assets	83,009,295	13,097,123	4,342,580	(25,569,543)	74,879,455
Reportable segment liabilities	17,338,938	2,058,902	19,377,772	(20,350,377)	18,425,235

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

14.  Commitments and contingencies:

(a)	Contingencies:

(i)
On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

14.   Commitments and contingencies (continued):

(a)	Contingencies (continued):

(ii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. On February 5, 2013, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

As more amply described below, all the Complaints against Aker et al. will be dismissed in accordance with the Settlement agreements reached between Aker and the Corporation.

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

As more amply described below, all the Complaints against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the Settlement agreements to be reached between Enzymotec and the Corporation.

(iv)
On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid.

The revocation proceedings filed in Australia against Aker Biomarine ASA’s standard patent (2008231570) and Aker’s four innovation patents will be withdrawn in accordance with the Settlement agreements reached between Aker and the Corporation.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

14.   Commitments and contingencies (continued):

(a)	Contingencies (continued):

(v)
On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc. (collectively the ‘’Settling Respondents’’). As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date.

On or around November 28, 2013, the Corporation, Acasti and Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS (Aker et al.) signed a binding Term Sheet and also signed a settlement and license agreement on or around December 16, 2013, that resulted in the dismissal of all Aker respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Aker and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Aker et al., allowing them to market and sell within the nutraceutical market products in the licensed countries. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). Aker also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015.

On or around December 17, 2013, Neptune, Acasti and Enzymotec filed a joint motion for a stay of the ITC proceeding because of their agreement to a settlement term sheet. Another joint motion was filed on or around January 13, 2014 for an extension of the stay for another 30 days. The parties hope to conclude a final binding written settlement agreement and file a motion to terminate the investigation as to Enzymotec before the expiration of the new 30 day stay.

(vi)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

As more amply described above, this case against Aker et al. and Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. will be dismissed in accordance with the Settlement agreements reached between Aker and the Corporation. The documents will be filed shortly with the Court.

(vii)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

As more amply described above, all the Complaints against Enzymotec Limited, Enzymotec USA Inc., and Mercola.com Health Resources, LLC will be dismissed in accordance with the Settlement agreements reached between Enzymotec and the Corporation. The documents will be filed with the Court upon the signature of the license and settlement agreement.

(viii)
On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS have been dismissed following the signature of a license settlement agreement with the Corporation on September 26, 2013.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

14.  Commitments and contingencies (continued):

(a)	Contingencies (continued):

(ix)
On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

(x)
The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

(b)	Commitments:

(i)
In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

(i)
In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $43,000,000 following the November 8, 2012 incident. It is expected to be funded primarily by an interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune’s working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500,000 with a ten-year term and a secured loan of $12,500,000 bearing interest at a rate of 7.0% per annum including a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild an operational production facility using the Phase I plant expansion facility that was under construction.

(ii)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $5,064,000, of which an amount of $3,688,000 has been paid to date. As at November 30, 2013, an amount of $700,000 is included in “Trade and other payables” in relation to these projects.

15.   Related parties:

Transactions with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and nine-month period ended November 30, 2013, total royalties included in operating expenses amounted to $52,031 and $164,481, respectively (three-month and nine-month periods ended November 30, 2012 - $78,133 and $218,421).  As at November 30, 2013, the balance due to this corporation under this agreement amounts to $301,481 (February 28, 2013 - $256,734).  This amount is presented in the consolidated statements of financial position under ''Accounts payable and accrued liabilities''.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2013 and 2012

15.   Related parties (continued):

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the periods ended:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2013	2012	2013	2012

Short-term employee benefits	$515,452	$676,242	$1,497,978	$1,734,026
Share-based compensation costs	875,906	673,643	2,228,483	2,527,247
	$1,391,358	$1,349,885	$3,726,461	$4,261,273

16.   Subsequent events:

(a)	Public offering of Acasti:

On December 3, 2013, Acasti closed a public offering of 16,000,000 units of Acasti (“Units”) at a price of US$1.25 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti. Each Warrant will entitle the holder to purchase one Common Share at an exercise price of US$1.50, subject to any adjustment, at any time until 5:00 pm (Montreal time) on the date that is the fifth anniversary of the closing of the offering, on December 3, 2018. Prior to the closing, the underwriters exercised their over-allotment option in full to purchase an additional 2,400,000 Units, resulting in a total of 18,400,000 Units being issued for gross proceeds of approximately US$23 million. Total issue costs related to this transaction amount to approximately US$2.3 million. The Warrants forming part of the Units are a derivative liability (“Derivative warrant liability”) for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency. As at November 30, 2013, issue costs in the amount of $550,000 has been recorded in finance costs in the statement of earnings, which represents the portion allocated to the Derivative warrant liability.

Neptune acquired 592,500 Units at a price of US$1.25 per unit under the offering, for a total consideration of US$740,625. Further to the closing of the offering, Neptune has beneficial ownership and control over 51,942,183 common shares and 592,500 common share purchase warrants of Acasti, representing approximately 49,95% of the issued and outstanding common shares in the capital of Acasti. Management is currently analyzing the impact of this transaction on its consolidated financial statements. At the issuance date of these financial statements, management has not concluded on whether Neptune retains control of its subsidiary Acasti for consolidation purposes after giving effect to the public offering by Acasti.

(b)	Research and development agreements:

In December 2013, a Corporation’s subsidiary entered into new research and development agreements resulting in additional contractual obligations of approximately US$1,050,000.